                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 23)*

                              JACOBSON STORES INC.
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                              (Name of Issuer)

                           Common Stock, $1 par value
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                       (Title of Class of Securities)

                                  469834 10 5
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                                 (CUSIP Number)

                               September 27, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                   469834 10 5                        PAGE 2 OF 5 PAGES
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  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        ROBERT L. ROSENFELD
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States
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    Number of
                           5       Sole Voting Power

     Shares                        310,810-1/3
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   25,730
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        310,810-1/3
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    25,730
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        336,540-1/3
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 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        5.8%
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 12     Type of Reporting Person (See Instructions)

        IN
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



Item 1(a).        Name of Issuer:

                           Jacobson Stores Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3333 Sargent Road
                           Jackson, Michigan  49201-8847


Item 2(a).        Name of Person Filing:

                           Robert L. Rosenfeld


Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           4535 Fourth Road North
                           Arlington, Virginia  22203-2342


Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock, $1 par value

Item 2(e).        CUSIP Number:

                           469834 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                           (Inapplicable)

Item 4.           Ownership:

                  (a)  Amount Beneficially Owned: 336,540-1/3 shares

                  (b)   Percent of Class:  5.8%

                  (c)   Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:

                                          310,810-1/3*

                        (ii)    shared power to vote or to direct the vote:

                                           25,730

                        (iii) sole power to dispose or to direct the disposition of:

                                           310,810-1/3*

                        (iv) shared power to dispose or to direct the disposition of:

                                           25,730

                   *Includes 2,500 stock option shares (treated as if
                    exercised).

                    Pursuant to Rule 13d-4, the undersigned hereby declares that the filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of
                    Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the following securities covered by this statement:

                        11,005 shares held by the undersigned as Trustee of various trusts for the benefit of the issue of David A. Rosenfeld.

Item 5.             Ownership of Five Percent or Less of a Class.

                           (Inapplicable)

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The reporting person's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 18,418 common shares she owns and shares such power over the 7,312 common shares the reporting person and his wife own jointly. The reporting person's nieces, as beneficiaries of various trusts, may receive distributions from the trusts, or the proceeds from the sale of, 11,005 common shares in accordance with the terms of the trusts held by the reporting person as trustee for their benefit.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           (Inapplicable)

Item 8.           Identification and Classification of Members of the Group.

                           (Inapplicable)

Item 9.           Notice of Dissolution of Group.

                           (Inapplicable)

Item 10.          Certifications.

                           (Inapplicable)


                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 2002

                                        /s/ Robert L. Rosenfeld
                                        ----------------------------------------
                                        Robert L. Rosenfeld